UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/28/14

January 28, 2014

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 1-28-14

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation

Dear Ms. Goodman:

This is in regard to your letter dated January 28, 2014 concerning the shareholder proposal submitted by UAW Retiree Medical Benefits Trust, Mercy Investment Services, Inc. and Catholic Health East for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that McDonald's therefore withdraws its January 16, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Cambria Allen
UAW Retiree Medical Benefits Trust
callen@rhac.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 28, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of UAW Retiree Medical Benefits Trust et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 16, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, McDonald's Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by UAW Retiree Medical Benefits Trust ("UAW"), Mercy Investment Services, Inc. and Catholic Health East (together, the "Proponents").

Enclosed as Exhibit A is a letter from a representative of UAW, dated January 27, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the January 16, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman

Enclosure

cc: Denise A. Horne, McDonald's Corporation
Meredith Miller, UAW Retiree Medical Benefits Trust
Cambria Allen, UAW Retiree Medical Benefits Trust
Pat Zerega, Mercy Investment Services, Inc.
Sr. Kathleen Coll, Catholic Health East

GIBSON DUNN

EXHIBIT A

UAW RETIREE
Medical Benefits Trust

January 27, 2014

VIA EMAIL (noemi.flores@us.mcd.com) AND OVERNIGHT COURIER

Denise A. Horne
Corporate Vice President, Associate General Counsel and
Assistant Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Ms. Horne:

The purpose of this letter is to withdraw the shareholder resolution filed by the UAW Retiree Medical Benefits Trust ("Trust") on December 9, 2013, and co-sponsored by Mercy Investment Services, Inc. ("Mercy Investment Services") and Catholic Health East Consolidated Master Retirement Fund ("Catholic Health East"), asking the Board to report to shareholders McDonald's Corporation's ("McDonald's" or the "Company") process for comprehensively identifying and analyzing potential and actual human rights risks of the Company's entire operations and supply chain, referred to in the resolution as a "human rights risk assessment." The resolution was submitted for inclusion in the Company's proxy statement for the 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

The Trust is withdrawing its proposal after receiving notice that the Sustainability and Corporate Responsibility Committee ("Committee") of the Company's Board of Directors approved a human rights risk assessment that substantially covers the information requested in the Trust's 2014 shareholder resolution. The human rights risk assessment was approved by the Committee on January 9, 2014, and posted on the Company's website shortly thereafter.

We appreciate your responsiveness to the issues addressed in the shareholder proposal referenced herein, and to a similar proposal filed by the American Federation of State, County and Municipal Employees and co-sponsored by the Trust that was voted on by shareholders at the Company's 2013 Annual Meeting of Stockholders. We would have welcomed a dialogue about the proposal that likely would have led the Trust and the shareholder resolution's co-sponsors to withdraw the proposal prior to the submission of the no-action request by McDonald's outside counsel; however, we are pleased that McDonald's has moved toward taking a leadership role among its corporate peers on this issue.

Please note that Mercy Investment Services and Catholic Health East have authorized the Trust to withdraw the proposal on their behalf. McDonald's therefore should consider this letter notice of each proponent's withdrawal of the shareholder proposal.

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734-929-5789 • Fax: 734-929-5859

We look forward to continuing our relationship with McDonald's in the future. If you have any questions or comments, please contact me at (734) 887-4967 or via email at callen@rhac.com.

Sincerely,

Cambria Allen
Corporate Governance Director
UAW Retiree Medical Benefits Trust

Cc: Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation

Noemi Flores
Senior Counsel
McDonald's Corporation

Amy Goodman
Gibson, Dunn & Crutcher LLP

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Pat Zerega
Director of Shareholder Advocacy
Mercy Investment Services, Inc.

Sr. Kathleen Coll
Administrator, Shareholder Advocacy
Catholic Health Wast

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 16, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of UAW Retiree Medical Benefits Trust et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from UAW Retiree Medical Benefits Trust, Mercy Investment Services, Inc. and Catholic Health East (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, that shareholders of McDonald's Corporation ("McDonald's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on McDonald's process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain (referred to herein as a "human rights risk assessment") addressing the following:
>
> - Human rights principles used to frame the assessment
> - Frequency of assessment
> - Methodology used to track and measure performance
> - Nature and extent of consultation with relevant stakeholders in connection with the assessment
> - How the results of the assessment are incorporated into company policies and decision making
>
> The report should be made available to shareholders on McDonald's website no later than October 31, 2014.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has issued a report disclosing the information requested by the Proposal, thereby substantially implementing the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Analysis

The Proposal requests the "Board of Directors to report to shareholders . . . on McDonald's process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain." The Proposal specifically requests that this report address: (1) "[h]uman rights principles used to frame the assessment;" (2) "[f]requency of assessment;" (3) "[m]ethodology used to track and measure performance;" (4) "[n]ature and extent of consultation with relevant stakeholders in connection with the assessment;" and (5) "[h]ow the results of the assessment are incorporated into company policies and decision making."

Pursuant to its charter, the Sustainability and Corporate Responsibility Committee (the "Committee") of the Company's Board of Directors (the "Board") is responsible for overseeing the Company's policies and strategies relating to corporate social responsibilities, including human rights. On January 9, 2014, the Committee approved, and the Company subsequently made available on the Company's website, a report on the Company's human rights risk assessment process (the "Report"). *See* Exhibit B. The Proposal asks generally that the Board report on the Company's "process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain." The Report provides a detailed description of the Company's human rights risk assessment and management process; and where applicable, the Report addresses the Proposal's disclosure requests with respect to its operations, franchises and supply chain, as discussed in more detail below.

Further, the Report comprehensively addresses each of the five disclosure requests set forth in the Proposal:

1. The Report addresses the "[h]uman rights principles used to frame the assessment" of human rights risks.

The Report identifies the several internationally recognized documents regarding human rights that are used to inform the Company's policies on human rights, which serve as the basis for the risk assessment, including: the United Nations ("UN") Universal Declaration of Human Rights; the UN International Covenant on Civil and Political Rights; the UN International Covenant on Economic, Social and Cultural Rights; the UN Guiding Principles on Business and Human Rights; and the OECD Guidelines for Multinational Enterprises. These documents encompass a wide array of human rights principles, ranging from the right to fair working conditions, to the right to marry, to the right to freedom of religion, to the right to privacy, to name a few. In addition, the Report provides a non-exhaustive list of specific human rights principles that the Company is committed to respecting and upholding, including prohibitions against slavery or involuntary labor, human trafficking, child labor, physical punishment or abuse, and the rights to collective bargaining and freedom of association.

2. The Report addresses the "[f]requency of assessment" of human rights risks.

The Report notes that an enterprise risk assessment, which includes an assessment of human rights risks, is conducted annually, and that the Board receives updates on "new and emerging risks throughout the year, but no less often than quarterly." The Report also states that risk management is an ongoing process, and risks are "identified, analyzed and addressed throughout the year as circumstances arise." With respect to the Company's suppliers, the Report notes that suppliers conduct annual self-assessments to evaluate their human rights performance.

3. The Report addresses the "[m]ethodology used to track and measure performance" with respect to managing human rights risks.

With respect to the Company's operations, the Report identifies the Global Chief Compliance Officer as having responsibility for overseeing and evaluating compliance with human rights policies. The Report states that the Global Chief Compliance Officer uses a number of approaches to evaluate compliance, such as visiting Company facilities and interviewing Company employees, working with the Company's Internal Audit function, conducting due diligence and engaging independent third-party auditors. The Report also notes that employee hotlines and oversight by supervisors are important sources of information regarding compliance with the Company's human rights policies. With respect to the Company's franchises, the Report describes the Global Restaurant Operations Improvement Process ("GROIP") framework which assesses and identifies performance gaps. The Report acknowledges the limitations of measuring franchisees' human rights performance, as these entities are independently owned and operated, and that the GROIP framework is "not a stand-alone tool for assessing human rights gaps" but includes an evaluation of various factors related to human rights. With respect to the Company's supply chain, the Report discusses the Supplier Workplace Accountability Program, which requires annual supplier self-assessments and arranges third-party audits of suppliers in order to record and evaluate their human rights performance.

4. The Report addresses the "[n]ature and extent of consultation with relevant stakeholders in connection with the assessment" of human rights risks.

With respect to the Company's operations, the Report states that the Company has mandatory employee training programs related to employment and human rights. Staff members from the Global Chief Compliance Office also regularly visit the Company's global facilities to interact directly with employees and interview a significant portion of employees. With respect to the Company's franchises, the Report discusses the efforts the Company makes to engage with franchisees on human rights issues, such as raising awareness through regular communications, periodic business meetings, newsletters and webcasts, provision of training and tools and encouragement to adopt best practices. The Report also describes the role of "operations consultants," who are employed by the Company to provide advice to franchisees on how to run their restaurants consistently with the Company's standards, including its human rights standards. With respect to the Company's suppliers, the Report states that suppliers are bound by the Company's Supplier Code of Conduct, which sets forth various human rights principles that suppliers are expected to uphold. The Company updated its Supplier Code of Conduct in November 2012 after a comprehensive two-year process that included consultation with groups representing external stakeholders in supplier accountability, a human rights gap analysis conducted by an independent, nonprofit center for business and human rights practice, as well as an ongoing dialogue with the Company's suppliers. The Report also notes that the Company participates in working groups, such as the BSR Human Rights Working Group, to identify and discuss emerging trends and best practices in supplier accountability with respect to human rights.

5. The Report addresses "[h]ow the results of the assessment are incorporated into company policies and decision making" regarding human rights.

With respect to the Company's operations, the Report states that the Global Chief Compliance Officer is responsible for "revising policies or processes to address changing laws or in response to any identified systemic compliance issues." Additionally, the Global Chief Compliance Officer establishes an annual plan to address any significant human rights deficiencies identified in the course of the assessment, which may involve additional communications, training, or new or improved policies and procedures. With respect to the Company's franchises, the Report notes that when the Company learns of human rights violations, it may take several actions ranging from offering advice and support to the franchisee to terminating the franchise relationship. With respect to the Company's suppliers, the Report describes that if a third-party audit reveals significant human rights violations, an immediate "corrective and preventative plan" is developed and implemented and the supplier will be subject to a follow-up audit. This plan may require an analysis of the causes for the violation, implementation of corrective measures, or updates to existing policies and procedures. The Report also states that the Company holds suppliers accountable for human rights failures and the Company may choose to work with them to improve their practices or may terminate the supply relationship depending on the severity of the human rights violation.

* * * * * *

Thus, the Board, acting through the Committee, has addressed the Proposal's underlying concerns and essential objective by issuing the Report to the Company's shareholders. As outlined above, the Report addresses each of the disclosure items requested by the Proposal, thereby substantially implementing the Proposal.

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposal has been substantially implemented by the issuance of the Report, and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman / KLR

Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Meredith Miller, UAW Retiree Medical Benefits Trust
Pat Zerega, Mercy Investment Services, Inc.
Sr. Kathleen Coll, Catholic Health East

EXHIBIT A

UAW RETIREE
Medical Benefits Trust

December 9, 2013

Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
Office of the Corporate Secretary
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Ms. Santona:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in McDonald's Corporation's (the "Company") proxy statement for the 2014 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2014 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on McDonald's process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on McDonald's website no later than October 31, 2014.

Supporting Statement

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

McDonald's, like many other companies, has adopted a company code of conduct addressing human rights issues and a separate human rights code that applies to its suppliers. (See http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Library/Supplier_Code_of_Conduct.pdf) Although McDonald's Standards of Business Conduct are not binding on its franchisees, franchisees are urged to develop policies and procedures consistent with the company's Standards. (http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Standards_of_conduct/US_Final_Oct_2013.pdf) However, adoption of principles is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value of human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights ("Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf)

McDonald's business operations expose it to significant human rights risks. As of year end 2012, McDonald's has restaurants in 119 countries, with 440,000 employees worldwide. (2012 Annual Report at 1, 2) The company's supply chain is complex and global. The company acknowledges that "boycotts or protests, labor strikes and supply chain interruptions" could adversely affect the company's ability to execute on its strategic plan. (Id., at 4)

None of McDonald's disclosed policies or practices provide for or constitute a human rights risk assessment. McDonald's has argued that an assessment is "unnecessary" given its "demonstrated commitment to human rights" (2013 Proxy Statement at 49). McDonald's notes that it relies on "regular supplier self-assessments and reporting..." to enforce supplier workplace accountability policies (Id.) A human rights risk assessment is a far more comprehensive, high-level analysis of the risks faced by McDonald's in all aspects of its business, and is an assessment for which McDonald's bears ultimate responsibility.

We urge shareholders to vote for this proposal.

STATE STREET
GLOBAL SERVICES.

Patrick M. Donohoe

Vice President
Institutional Investor Services
Lafayette Corporate Center
2 Avenue de Lafayette, LCC/2
Boston, MA 02111
pmdonohoe@statestreet.com

telephone +1 617 664 9431
facsimile +1 617 769 6959

www.statestreetglobalservices.com

DATE: December 10, 2013

Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
Office of the Corporate Secretary
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

Re: Shareholder Proposal Record Letter for McDonalds Corp (cusip 580135101)

Dear Mr. Schepp:

State Street Bank and Trust Company is custodian for **330,449 shares of McDonalds Corp** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since December 9, 2012. The Trust continues to hold the shares of **McDonalds Corp** stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Patrick M. Donohoe
Vice President
State Street Bank and Trust Company

December 11, 2013

Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
Office of the Corporate Secretary
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Ms. Santona:

Mercy Investment Services, Inc., the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. Mercy Investment Services, Inc. is currently the beneficial owner of shares of McDonald's Corporation. We believe that a demonstrated corporate responsibility in matters of the environment, governance and social concerns fosters long term business success. We are concerned about potential human rights risks in our company's operations and supply chain.

Mercy Investment Services, Inc. is co-filing with the UAW Retiree Medical Benefits Trust the enclosed shareholder proposal, which requests a human rights risk assessment and report, for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are always open to dialogue. Mercy Investment Services, Inc. has been a shareholder for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please send all communication concerning this filing to Pat Zerega via the contact information below.

Sincerely,

Pat Zerega

Pat Zerega
Director of Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131
314.909.4609 | 412.414.3587
pzerega@sistersofmercy.org

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on McDonald's process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on McDonald's website no later than October 31, 2014.

Supporting Statement

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

McDonald's, like many other companies, has adopted a company code of conduct addressing human rights issues and a separate human rights code that applies to its suppliers. (See http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Library/Supplier_Code_of_Conduct.pdf) Although McDonald's Standards of Business Conduct are not binding on its franchisees, franchisees are urged to develop policies and procedures consistent with the company's Standards. (http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Standards_of_conduct/US_Final_Oct_2013.pdf) However, adoption of principles is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value of human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights ("Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf)

McDonald's business operations expose it to significant human rights risks. As of year end 2012, McDonald's has restaurants in 119 countries, with 440,000 employees worldwide. (2012 Annual Report at 1, 2) The company's supply chain is complex and global. The company acknowledges that "boycotts or protests, labor strikes and supply chain interruptions" could adversely affect the company's ability to execute on its strategic plan. (Id., at 4)

None of McDonald's disclosed policies or practices provide for or constitute a human rights risk assessment. McDonald's has argued that an assessment is "unnecessary" given its "demonstrated commitment to human rights" (2013 Proxy Statement at 49). McDonald's notes that it relies on "regular supplier self-assessments and reporting..." to enforce supplier workplace accountability policies (Id.) A human rights risk assessment is a far more comprehensive, high-level analysis of the risks faced by McDonald's in all aspects of its business, and is an assessment for which McDonald's bears ultimate responsibility.

We urge shareholders to vote for this proposal.

BNY MELLON

December 11, 2013

Gloria Santona
Executive VP, General Counsel and Secretary
McDonald's Corporation
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

Re: Mercy Investment Services Inc.

Dear Ms. Santona:

This letter will certify that as of December 11, 2013 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 35 shares of McDonald's Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of McDonald's Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

CATHOLIC HEALTH EAST

Treasury Department
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

December 12, 2013

Gloria Santona
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
Office of the Corporate Secretary, Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

RE: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Santona:

Catholic Health East, one of the largest Catholic health care systems in the U. S. is a long-term, faith-based shareowner of Mc Donald's Corporation. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

As a shareholder of Mc Donald's Corporation, we are concerned about the possible risks to our company's entire operations related to human rights violations. Therefore, Catholic Health East is co-filing the enclosed shareholder resolution with the lead filer, UAW Retiree Medical Benefits Trust represented by Cambria Allen. Catholic Health East authorizes the representative of UAW Retiree Medical Benefits Trust, Cambria Allen to withdraw the resolution on our behalf.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of Mc Donald's Corporation stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 of stock until after the 2014 shareholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open for productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Sr. Kathleen Coll, SSJ

Sr. Kathleen Coll
Administrator, Shareholder Advocacy

cc: Cambria Allen, UAW Retiree Medical Benefits Trust
Julie Wokaty, Interfaith Center on Corporate Responsibility

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on McDonald's process for comprehensively identifying and analyzing potential and actual human rights risks of McDonald's entire operations (including restaurants owned and operated by franchisees) and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on McDonald's website no later than October 31, 2014.

Supporting Statement

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

McDonald's, like many other companies, has adopted a company code of conduct addressing human rights issues and a separate human rights code that applies to its suppliers. (See http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Library/Supplier_Code_of_Conduct.pdf) Although McDonald's Standards of Business Conduct are not binding on its franchisees, franchisees are urged to develop policies and procedures consistent with the company's Standards. (http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Standards_of_conduct/US_Final_Oct_2013.pdf) However, adoption of principles is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value of human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights ("Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf)

McDonald's business operations expose it to significant human rights risks. As of year end 2012, McDonald's has restaurants in 119 countries, with 440,000 employees worldwide. (2012 Annual Report at 1, 2) The company's supply chain is complex and global. The company acknowledges that "boycotts or protests, labor strikes and supply chain interruptions" could adversely affect the company's ability to execute on its strategic plan. (Id., at 4)

None of McDonald's disclosed policies or practices provide for or constitute a human rights risk assessment. McDonald's has argued that an assessment is "unnecessary" given its "demonstrated commitment to human rights" (2013 Proxy Statement at 49). McDonald's notes that it relies on "regular supplier self-assessments and reporting..." to enforce supplier workplace accountability policies (Id.) A human rights risk assessment is a far more comprehensive, high-level analysis of the risks faced by McDonald's in all aspects of its business, and is an assessment for which McDonald's bears ultimate responsibility.

We urge shareholders to vote for this proposal.

THE BANK OF NEW YORK MELLON

December 12, 2013

Gloria Santon
Executive Vice President, General Counsel and Secretary
McDonald's Corporation
Office of the Corporate Secretary
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 95 shares of McDonald's Corp (cusip 580135101) for our client and beneficial owner, Catholic Health East Consolidated Master Retirement Trust.

Of the 95 shares currently held in our custody as of December 12, 2013, 95 shares have been continuously held for over one year by our client:

Catholic Health East Consolidated Master Retirement Trust
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

GIBSON DUNN

EXHIBIT B

REPORT OF THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

Describing the Duties of the Board of Directors and the Responsibilities of Management as Related to Sustainability and Corporate Social Responsibility Matters, including Matters Related to Human Rights

January 9, 2014

INTRODUCTION

At the 2013 Annual Meeting of Shareholders of McDonald's Corporation shareholders were asked to consider a proposal requesting that McDonald's Board of Directors "report to shareholders . . . on McDonald's process for identifying and analyzing potential and actual human rights risks of McDonald's operations (including restaurants owned and operated by franchisees) and supply chain . . ." (The full text of this proposal is found at http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Investor%202013/2013%20McDonalds%20Proxy%20Statement%20-%20LQ.pdf.)

Although the proposal did not pass, about 28% of shareholders voted in its favor and we have therefore concluded that the issue of risk management as relates to human rights matters within McDonald's operations may be of interest to some shareholders. Consequently, the Board of Directors tasked its Sustainability and Corporate Responsibility Committee (the "Committee") with reviewing the Company's human rights risks and preparing a report to shareholders on this topic.

As the Committee considered how best to communicate with shareholders regarding the issue, it became evident that it would be useful to first explain Directors' duties as related to enterprise risk generally, as well as with respect to matters of sustainability and corporate responsibility. We find that it is timely to communicate about this topic at this time, as the Committee recently undertook an overall review of our role in the oversight of sustainability and corporate responsibility, culminating in the adoption of a new Committee Charter in December, 2013. (The Committee Charter, as revised, can be found at http://www.aboutmcdonalds.com/mcd/investors/corporate_governance/board_committees_and_charters.html.)

This report represents the outcome of the Committee's review of its role as it relates to matters of sustainability and corporate responsibility and its assessment of human rights risks in McDonald's business. We have sought to consolidate a description of these matters in a single place in the interest of communicating clearly to shareholders.

DIRECTOR DUTIES AS RELATED TO MATTERS OF SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

It is the responsibility of Company management to manage enterprise risk, with a view to balancing the Company's exposure to risk against possible rewards and an overall goal of ensuring that the Company's risk profile is appropriate in the context of its long-term business objectives and stakeholder expectations. The Board's role in enterprise risk management (which includes strategic, operational, financial, reputational, legal and other risks) is one of oversight. The Audit Committee is responsible for evaluating management's processes to assess and manage enterprise risk, while the Board as a whole considers the Company's overall risk exposures in the context of its annual review of McDonald's business strategies. In addition, the Board receives updates on the Company's enterprise risk exposures and its mitigation efforts from management at least quarterly. Although the Board as a whole has responsibility for enterprise risk oversight, several of the Board's committees evaluate particular risks that pertain to matters within their purview. These risks are then discussed more broadly at the Board level when situations warrant and in connection with the Board's annual enterprise risk review.

The Sustainability and Corporate Responsibility Committee provides independent oversight of the Company's risk profile and its mitigation strategies related to sustainability and corporate social responsibility matters. This Committee is comprised of five Directors, all of whom meet the requirements of independence under New York Stock Exchange rules. The Committee monitors the Company's activities and risks as they relate to human rights, community engagement, diversity, employment practices, the environment, government relations, products, public affairs, safety and sourcing.

THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE'S ASSESSMENT OF MANAGEMENT'S APPROACH TO MANAGING HUMAN RIGHTS RISK

Human rights risks are dealt with by management as a sub-set within the Company's broader enterprise risk management processes. The Committee sees a benefit in management's reviewing and considering risks comprehensively on an annual basis, as it creates an opportunity to understand and evaluate interdependencies in a manner that could not be accomplished by focusing on a single risk area. Consequently, the Committee has not asked management to conduct a separate assessment of human rights risks at this time, as we believe that management's current approach of evaluating human rights risk within the broader enterprise risk management process is appropriate. However, in order to address this topic specifically for shareholders, the Committee requested that management prepare a special report addressing its process for identifying and analyzing human rights risk.

Because of the breadth of its Charter, the Committee is uniquely situated to evaluate the overall human rights risks within McDonald's business, as the Committee is charged with overseeing the Company's human rights activities, as well as other areas of the Company's business that intersect with human rights. Thus, we have reviewed management's report and are satisfied that management has taken reasonable steps to comprehensively identify, analyze and address the human rights impacts of its business. Furthermore, we are confident that the Company's policies and processes are designed to allow for continuous improvement as circumstances and expectations change. In the interest of responding to potential interest in this topic, the Committee has decided to publish management's report (see Annex 1) along with this assessment so as to inform shareholders of the Company's efforts.

ANNEX 1

MANAGEMENT'S REPORT TO THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS ON ITS PROCESS FOR IDENTIFYING AND ANALYZING HUMAN RIGHTS RISKS IN MCDONALD'S OPERATIONS

January 9, 2014

INTRODUCTION

McDonald's commitment to respect human rights is clearly articulated in its Standards of Business Conduct ("Standards"), which apply to all employees of McDonald's Corporation and its majority-owned subsidiaries (hereinafter collectively referred to as the "Company"). While the Standards establish the framework for the Company's commitment to human rights, other Company policies provide additional guidance on human rights issues. Many of these policies are referenced in the Standards. Management reviews and updates these policies from time to time. The Standards as a whole were last updated in October 2013 and can be found at http://www.aboutmcdonalds.com/mcd/investors/corporate_governance/codes_of_conduct/standards_of_business_conduct.html.

In developing the Standards and other Company policies that relate to human rights, we inform ourselves by reference to such documents as the UN Universal Declaration of Human Rights, the UN International Covenant on Civil and Political Rights, and the UN International Covenant on Economic, Social and Cultural Rights. These documents are guides to aid governments in the development and implementation of national law and therefore not binding on corporations, but are useful in considering the scope and design of the Company's policies. The UN's Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises have been instructive as well.

THE COMPANY'S COMMITMENT TO HUMAN RIGHTS

McDonald's commitment to respect human rights is articulated in the following statement, which is contained in the Standards:

> *"At McDonald's, we conduct our activities in a manner that respects human rights as set out in The United Nations Universal Declaration of Human Rights. We do not use any form of slave, forced, bonded, indentured or involuntary prison labor. We do not engage in human trafficking or exploitation, or import goods tainted by slavery or human trafficking. We support fundamental human rights for all people. We will not employ underage children or forced laborers. We prohibit physical punishment or abuse. We respect the right of employees to associate or not to associate with any group, as permitted by and in accordance with applicable laws and regulations. McDonald's complies with employment laws in every market where we operate."*

Company employees (except restaurant crew) are required to annually certify to their understanding of, and commitment to uphold, the Standards. Crew employees at Company-operated restaurants receive information regarding the Standards and instructions about whom to call with questions or concerns through postings in employee crew rooms.

The Standards apply solely to the Company and its employees, but it is management's expectation that those with whom we do business will share our values, including our respect for human rights. In order to connect these expectations to realization, we periodically communicate our values to those with whom we do business and, particularly as it relates to suppliers, establish contractual commitments to respect human rights as discussed below.

OBLIGATIONS OF FRANCHISEES

As of November 30, 2013, there are over 35,000 McDonald's restaurants worldwide. Of that total, about 80% are owned and operated by independent business people or companies under contracts with the Company. The Company uses several different approaches in licensing the use of its restaurant operating systems. Those McDonald's restaurants not operated by the Company may be conventionally franchised, developmentally licensed, sub-franchised or affiliated, and may be operated by individual small business owners, larger enterprises or publicly-traded companies. (Hereinafter, we refer to those operating McDonald's restaurants under license collectively as "franchisees.")

Under a conventional franchise arrangement, the Company licenses the right to use McDonald's trademarks and operating systems in the operation of a McDonald's restaurant at a single location, which the franchisee contemporaneously leases from McDonald's. Conventional franchisees are typically small business owners, who invest in their restaurant's furniture, signage and décor, and are responsible for day-to-day restaurant operations in a manner which is consistent with the obligations set out in the lease and license with the Company. As of November 30, 2013, about 20,000 McDonald's restaurants are franchised to conventional franchisees.

In contrast, a developmental licensee will typically receive a license to operate McDonald's restaurants within a specified territory and will pay the Company a royalty for the right to use its trademarks and operating systems, but will own or lease its own restaurant premises without the Company's involvement. Some developmental licensees have the right to sub-franchise McDonald's restaurants within their territories to individual owner-operators. Developmental licensees may be individuals, companies or publicly-traded enterprises. As of November 30, 2013, almost 4,660 McDonald's restaurants are operated by developmental licensees, the largest of which is publicly-traded Arcos Dorados, operator of about 2,000 McDonald's restaurants in Latin America.

There are instances where the Company makes equity investments in other companies that operate McDonald's restaurants under license as joint ventures or affiliates. In many of these situations, these companies purchase the real estate underlying their restaurants and they may operate or sub-franchise restaurants within their licensed territory. McDonald's largest affiliate is McDonald's Japan Holdings, which as of November 30, 2013, operates approximately 3,170 restaurants in Japan and is a publicly traded company.

Contracts with franchisees vary based on the nature of the relationship with the Company and the location of the restaurant, but are generally twenty years in duration and allow for the Company to exercise oversight to protect the value of its trademarks and ensure uniformity of operations across all of the restaurants operated under McDonald's name. In accordance with their franchise contracts, franchisees are responsible for the day-to-day operations of their restaurants and are exclusively responsible for employment matters in their organizations. Typically, the Company may only seek to terminate a relationship with a franchisee in the event of a material breach of its contract with the franchisee.

Because of the complex nature of its franchise relationships and limitations that exist in contract and in local law, McDonald's has not attempted to unilaterally impose its Standards of Business Conduct on its franchisees. The Company has chosen instead to use other efforts to inform its franchisees of the

Company's commitment to human rights and to encourage them to adopt similar standards. These are described later in this report beginning at page 5.

OBLIGATIONS OF SUPPLIERS

Franchisees are limited by contract to purchasing their supplies from McDonald's approved suppliers. To become "approved," these suppliers must meet rigorous conditions established by the Company and enter into contracts with the Company that detail the terms of their arrangements. Among other things, these contracts obligate suppliers to abide by McDonald's Supplier Code of Conduct, which requires them to respect the rights set out in the UN Universal Declaration of Human Rights and to ensure that their suppliers, in turn, do the same. McDonald's Supplier Code of Conduct can be found at http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Library/Supplier_Code_of_Conduct.pdf.

IDENTIFYING AND ANALYZING RISK

Human rights risks are assessed in the course of the Company's enterprise risk management process. This process is aimed at identifying and classifying risk to McDonald's business, prioritizing those risks which management believes could be the most impactful, determining the best methods to mitigate or avoid such risks, and reporting regularly on significant risks to senior management, the Board of Directors and shareholders. An enterprise risk assessment is conducted annually in conjunction with the Company's planning process; however, risk management is an ongoing responsibility of management and risks are identified, analyzed and addressed throughout the year as circumstances arise. Risk is analyzed cross-functionally, which is to say that both country leadership and functional experts play a role in the process. From time to time, management selects risk areas that represent emerging risks or escalating risks for deeper analysis and discussion at the senior management level. In addition, certain functional leaders conduct risk assessments in their respective areas of responsibility, including supply chain, internal audit and legal compliance.

Management provides the Board of Directors with its overall assessment of enterprise risk annually and updates the Board on new and emerging risks throughout the year, but no less often than quarterly. The most significant risks to McDonald's business are also disclosed to shareholders in the "Risk Factors" section of the Company's SEC filings on Forms 10-K and 10-Q. This "Risk Factor" disclosure is revised regularly to encompass changing circumstances.

ASSESSING HUMAN RIGHTS RISK

As discussed above, McDonald's business relationships are varied and the principles by which human rights risks are identified and analyzed differ depending upon the nature of the relationship with McDonald's. Following is a general overview of management's approach to assessing potential and actual human rights risk.

Human Rights in the Company's Own Operations. Management believes that its controls around human rights risk in its Company-operated restaurants and other Company facilities are robust. As described above, the Company and its employees are expected to comply with McDonald's Standards of Business Conduct, which specifically call out the obligation to respect human rights. In addition, the Standards and other Company policies explicitly address issues of respect and dignity, inclusion and diversity, protection against retaliation and workplace safety, among other things.

The Company's Global Chief Compliance Officer oversees communications, training and compliance related to the Standards and associated policies, including those related to human rights. Among other things, the Global Compliance Office is responsible for: monitoring changes in law and best practices as relate to those areas of business conduct covered by the Standards; coordinating investigations related to violations of the Standards (including those related to human rights); ensuring that appropriate actions are taken to deal with policy violations; revising policies or processes to address changing laws or in response to any identified systemic compliance issues; and communicating regularly regarding compliance activities to senior management and the Board of Directors.

The Global Chief Compliance Officer uses a number of approaches to evaluate compliance with existing policies. Staff members from the Global Compliance Office regularly visit McDonald's facilities around the world to provide training and interact directly with employees, typically interviewing a significant percentage of the employees at the location that is being visited. The Global Chief Compliance Officer relies on the Company's Internal Audit function to assess compliance with a variety of Company policies, including some related to human rights. From time to time, the Global Compliance Office engages independent third parties to perform in-depth assessments or audits of particular aspects of the Company's business practices. The Global Compliance Office also conducts due diligence with respect to third parties in the normal course of business and undertakes compliance risk assessments periodically.

Employee hotlines are also important sources of information on compliance with policies. To encourage employees to report on issues they encounter, McDonald's follows a strict "No Retaliation Policy." The Global Compliance Office maintains a number of communications vehicles (e.g., in-person meetings, mail, telephone lines and e-mails) for employees to report misconduct. The most comprehensive of these is McDonald's Business Integrity Line, a phone line which enables anonymous reporting of ethics and compliance issues globally. The Global Chief Compliance Officer reports to the Audit Committee of the Board of Directors periodically throughout the year regarding allegations received, investigations conducted and follow-up taken as a result of these communications.

Based on the information derived from the sources described in the previous three paragraphs, the Global Chief Compliance Officer is able to assess the effectiveness of the Company's compliance programs, including those related to human rights, and to identify actual or potential gaps in the Company's policies and/or processes. The Global Chief Compliance Officer establishes an annual plan to address any significant gaps that have been identified, which may involve communications, training or the introduction of new or improved policies, procedures and/or internal controls. The Global Chief Compliance Officer reviews this plan with the Board of Directors each year.

In addition to the oversight exercised by the Global Chief Compliance Officer, management oversees the Company's employment policies and practices generally. This oversight includes receiving reports on employee turnover, training, and employee health and safety, and regularly gauging employee engagement through anonymous employee surveys.

The Company has also established training programs related to employment and human rights. These programs are mandatory and are delivered to Company employees at intervals through a blended approach of in-person, facilitated courses and online modules. In addition to being offered to corporate staff, many of these training programs are required for employees before they can advance to positions of restaurant management.

To ensure compliance with Company policies, staff employees with supervisory responsibility over multiple Company-operated restaurants make regular visits to those restaurants to gauge the effectiveness of McDonald's operations, including compliance with the Company's Operations and Training Manual. Among other things, the Operations and Training Manual contains detailed procedures related to workplace safety, the protection of employee rights and other employment practice areas. Company-operated restaurants are scored on their performance, responsible management is apprised of the outcome of the scoring, and improvement plans are designed and monitored to ensure that gaps in performance are closed. Company-operated restaurants are also subject to the "Global Restaurant Operations Improvement Process" which is described below.

Human Rights in McDonald's Franchised Operations. As is typical in any franchise arrangement, McDonald's franchisees enter into long-term contracts with the Company whereby they commit to make a sizable investment in a business which they agree to operate in a manner consistent with McDonald's trademarks and proprietary operating systems. These contracts require franchisees to conduct certain aspects of their business in the manner prescribed by McDonald's to ensure consistency of operations across the thousands of restaurants operated under its name; however, franchisees are independent business people and companies that establish their own business practices without specific direction from the Company, except for procedures required to assure consistency of brand experience.

Despite this, the Company has a strong motivation to help franchisees appreciate the importance of issues related to human rights, given the potential for reputational risk to the Company that could arise from the actions or inactions of those operating restaurants under McDonald's name. Accordingly, the Company makes efforts to raise the awareness of its franchisees about employment practices, workplace conditions and human rights issues; to provide training and tools to assist franchisees in building their own capacity to deal with these issues; and to encourage them to adopt best practices. Awareness often begins with the training that prospective franchisees and new restaurant managers must complete at one of the seven McDonald's Hamburger Universities worldwide and/or through a variety of regional and local training initiatives and on-line resources the Company makes available. Beyond training, management communicates regularly with McDonald's franchisees regarding matters of importance to their business and engages with franchisees frequently in a multitude of ways.

One way in which the Company engages with franchisees to encourage positive employment practices is through regular communications about the "Plan to Win," which is the strategic plan for McDonald's business. Annual business plans for the Company and franchisees are drawn within the Plan to Win's framework of the "Five P's" of People, Product, Place, Price and Promotion. Management communicates regularly with its franchisees with respect to each of the five pillars of the plan. "People" is the first of the five pillars and consequently receives consistent attention in business planning and communications.

In furtherance of the Plan to Win, management conducts regular business meetings with global, national, regional and local franchisee groups, as well as franchisee affinity groups and other franchisee groups that have been formed to deal with particular aspects of the McDonald's restaurant business, including people practices. These meetings occur throughout the year to ensure alignment with business and marketing plans, share best practices and receive feedback from franchisees that can be taken into account in refining Company initiatives. There are also a variety of newsletters and other written communications and webcasts that are readily available to franchisees to raise their awareness about business practices, emerging issues and resources that are available to them in connection with all five pillars of the Plan to Win.

As to individual franchised operations, the Company further communicates its standards and recommends best practices through an extensive organization of "operations consultants" employed by the Company who provide advice to franchisees in the running of their restaurants consistent with McDonald's standards. Operations consultants meet with their assigned franchisees regularly throughout the year.

One tool used by operations consultants to engage franchisees in adopting best practices is the "Global Restaurant Operations Improvement Process" or "GROIP." GROIP is the framework established by the Company to provide for uniform assessments of all restaurant operations worldwide and to provide for identification of performance gaps and approaches for improving business performance. GROIP establishes a periodic cycle of operations reviews and consultations. It is not a stand-alone tool for assessing human rights gaps; however, included in GROIP is an evaluation of factors related to people practices, training, employee satisfaction, safety and workplace conditions. While the Company does not regulate franchisee employment practices for the reasons set out earlier in this report, discussions between Company personnel and franchisees regarding these matters are facilitated through the GROIP process, since franchisees are encouraged to compare their own employment policies and workplace procedures to those suggested by the Company. This allows for dialogue between the Company and its franchisees on people practices designed to enhance the working environment, as well as for coaching, planning and follow-up.

Management believes that it has taken reasonable steps to promote respect for human rights within its franchisee community; however, because franchisees operate their businesses independently of the Company, the Company's access to their personal and business information is limited under contract. Also, because franchisees are exclusively responsible for employment matters within their organizations, the Company must respect the privacy rights of franchisee employees. These factors prevent the Company from having direct visibility into franchisee employment and other business practices; hence the Company is not able to directly assess the effectiveness of its franchisees' human rights practices.

With a network of franchisees as numerous and geographically diverse as the Company's, it is unavoidable that from time to time situations will come to the Company's attention that evidence that the Company's aspirations are not being achieved in franchised operations. When this occurs, the Company will typically begin by offering advice and support to the franchisee, to the extent feasible. If it becomes clear upon inquiry and/or investigation that the Company's standards have been violated and that the severity of the violation is such as to warrant ending the franchise relationship, the Company has in the past (and will in the future) take steps to do so, either by exercising its contractual rights to terminate the franchise agreement or by encouraging the franchisee to sell its business.

Human Rights in McDonald's Supply Chain. As mentioned earlier in this report, McDonald's suppliers are bound by McDonald's Supplier Code of Conduct (the "Supplier Code"), which was last updated in November 2012. The updated Supplier Code was the culmination of a comprehensive two-year process that included benchmarking with a number of corporations leading in this area and consultation with Calvert Investments, Interfaith Center for Corporate Responsibility and i2a, which each represent external stakeholders in supplier workplace accountability. The process also included a human rights gap analysis conducted by Shift, an independent, non-profit center for business and human rights practice, as well as ongoing dialogue with McDonald's suppliers. As part of its update to the Supplier Code, the Company also revised the associated "Supplier Guidance Document," which sets out specific requirements for compliance with the Company's policies, including the expectation that direct suppliers will drive the same standards required of them by the Company into their own supply chains.

The Supplier Code is the cornerstone of the Supplier Workplace Accountability Program, which provides on-line training, requires annual supplier self-assessments and arranges third-party audits of suppliers and their facilities. In addition to human rights performance, the self-assessment tool allows suppliers to record and evaluate other sustainability management practices, providing information that the Company and the supplier can use to measure performance and set goals for continuous improvement under McDonald's Supplier Performance Index, a tool that helps us evaluate suppliers on a variety of measures, including environmental, social, and other metrics related to sustainability. A supplier's formal evaluation in relation to this index takes place every 1 to 3 years and is complemented by quarterly reviews that provide regular feedback. With an eye to continuous improvement of its

Supplier Workplace Accountability Program, the Company participates in working groups, such as Aim-Progress and the BSR Human Rights Working Group, to identify and discuss emerging trends and best practices in supplier accountability, among other things.

Third party audits of suppliers, completed through independent experts, are conducted as an ongoing matter and are risk-based; however, every supplier must participate in a baseline, third-party audit in order to become an approved supplier. Auditors measure performance against a number of expectations set by McDonald's. If a significant irregularity is found, an immediate corrective and preventative plan must be developed and implemented, and the facility will be subject to a follow-up audit, the timing of which is based on the severity of the findings. The plan must provide specific time frames within which corrective action will be taken, root causes analyzed, and policies and/or procedures updated. In addition, the plan must be designed to avoid recurrence of the situation, establishing specific accountability by designating the party responsible for completion of each aspect of the plan.

The Company holds suppliers accountable for failures in compliance with the Company's human rights standards and attempts to work with them to improve their practices; however, in serious situations and within its contractual and legal rights, it will terminate a relationship with a supplier that does not evidence the ability or willingness to correct the situation.

CONCLUSION

Management has demonstrated its commitment to identify, analyze and assess its human rights impacts and to respect human rights through the myriad of activities described above. We acknowledge that no program is perfect, particularly in a system as large and diverse as McDonald's, and that living up to our commitment will require diligent inquiry, continued engagement with stakeholders and improvements in policies and practices over time. We have dedicated resources to this effort and plan to continue to report regularly to the Sustainability and Corporate Responsibility Committee and the Board of Directors on our challenges and progress.